UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 9, 2021

Kensington Capital Acquisition Corp. II

(Exact Name of Registrant as Specified in Charter)

Delaware (State or other jurisdiction of incorporation)	001-40114 (Commission File Number)	86-1326226 (I.R.S. Employer Identification Number)

1400 Old Country Road, Suite 301 Westbury, New York (Address of principal executive offices)	11590 (Zip code)

(703) 674-6514

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, par value $0.0001 per share, and one-half of one redeemable warrant	KCAC.U	The New York Stock Exchange
Class A common stock included as part of the units	KCAC	The New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	KCAC WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement

General

On June 9, 2021, Kensington Capital Acquisition Corp. II, a Delaware corporation (“Kensington”), Wallbox B.V., a private company with limited liability incorporated under the Laws of the Netherlands (besloten vennootschap met beperkte aansprakelijkheid and which will be converted into a public limited liability company (naamloze vennootschap) prior to the effectuation of the Exchanges (as defined below)) (“Holdco”), Orion Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Holdco (“Merger Sub”), and Wallbox Chargers, S.L., a Spanish limited liability company (sociedad limitada) (the “Company”), entered into a business combination agreement (the “Business Combination Agreement”), pursuant to which, among other things, Kensington and the Company will enter into a business combination. The terms of the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions, and other terms relating to the Exchanges (as defined below), the Merger (as defined below) and the other transactions contemplated thereby, are summarized below. Capitalized terms used but not otherwise defined in this Current Report on Form 8-K have the meanings given to them in the Business Combination Agreement.

As a result of the business combination, Kensington will become a wholly-owned subsidiary of Holdco. A total of 178,750,000 Ordinary Shares will be issued (or reserved for issuance) in connection with the business combination in accordance with the Business Combination Agreement.

The Business Combination Agreement

Structure of the Business Combination

The business combination is structured as follows:

(a)

Prior to the Exchange Effective Time, Holdco will (i) change its legal form from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a public limited liability company (naamloze vennootschap) and (ii) amend and restate the Holdco Organizational Documents such that the Holdco Organizational Documents are in a form to be reasonably determined by the Company in consultation with Kensington, which Holdco Organizational Documents will remain in effect through the Merger Effective Time and thereafter will be the organizational documents of Holdco. The Holdco Organization Documents are anticipated to provide, among other things, that each Holdco Ordinary A Share will have one vote (1) per share and each Holdco Ordinary B Share will have ten (10) votes per share;

(b)

Pursuant to the Exchange Agreement (as defined below): (i) each holder of Company Convertible Notes will convert its Company Convertible Notes into Company Ordinary Shares (the “Convert Exchange”); and (ii) following the Convert Exchange, each holder of Company Ordinary Shares will contribute its Company Ordinary Shares to Holdco in exchange for Holdco Ordinary Shares and the Company will become a wholly-owned subsidiary of Holdco (the “Ordinary Exchange,” and together with the Convert Exchange, the “Exchanges”);

(c)

Following the Exchanges, pursuant to the Business Combination Agreement: (i) Merger Sub will merge with and into Kensington (the “Merger”) with Kensington as the surviving corporation, and Kensington will become a wholly-owned subsidiary of Holdco; (ii) as a result of the Merger, all of the Kensington Common Stock of the Surviving Corporation (other than Excluded Shares) will be converted into the right to receive New Kensington Common Stock, which will then be exchanged for Holdco Ordinary A Shares;

(d)

Contemporaneously with the execution of the Business Combination Agreement, certain investors have entered into certain subscription agreements, pursuant to which such investors will purchase Holdco Ordinary Shares at a purchase price of $10.00 per share in a private placement to be consummated immediately prior to the consummation of the Transactions; and

(e)

Concurrently with the execution of the Business Combination Agreement, certain employees of the Company entered into a lock-up agreement (the “Employee Lock-Up Agreement”) with Kensington, pursuant to which such employees agreed to restrictions on the transferability of Holdco securities for a period of up to one year following the consummation of the Transactions, subject to certain exceptions set forth therein.

Conversion of Securities

At the effective time of the Exchanges (the “Exchange Effective Time”):

(a)

(i) each issued Company Ordinary Share will be contributed in kind to Holdco, (ii) Holdco will issue to each holder of Company Ordinary Shares (including the Company Ordinary Shares issued upon the conversion of the Company Convertible Notes) the number of Holdco Ordinary A Shares and/or Holdco Ordinary B Shares, as applicable, calculated in accordance with the Exchange Ratio and (iii) each holder of Company Ordinary Shares (including the Company Ordinary Shares issued upon the conversion of the Company Convertible Notes) will cease to be the holder of such Company Ordinary Shares;

(b)

each Company Option that is outstanding immediately prior to the Exchange Effective Time, whether vested or unvested, will be converted at the Exchange Effective Time into an option to purchase a number of shares of the applicable class of Holdco Ordinary Shares (such option, a “Holdco Option”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares of the applicable class of Company Ordinary Shares subject to such Company Option immediately prior to the Exchange Effective Time and (y) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Company Option immediately prior to the Exchange Effective Time divided by (B) the Exchange Ratio; and

(c)

The Company Ordinary Shares held by Enric Asunción and Eduard Castañeda are expected to be exchanged for “high vote” Holdco Ordinary Shares that have ten (10) votes per share. Upon transfer to third parties, these shares will have one (1) vote per share.

At the effective time of the Merger (the “Merger Effective Time”), which will be immediately after the Exchange Effective Time, by virtue of the Merger and without any action on the part of Kensington, Merger Sub, the Company or the holders of any of the Company’s securities:

(a)

each share of Kensington Common Stock issued and outstanding immediately prior to the Merger Effective Time (other than the Excluded Shares) will be converted into and become one share of New Kensington Common Stock, and each such share of New Kensington Common Stock will immediately thereafter be exchanged for Holdco Shares, and Holdco will issue one Holdco Ordinary A Share for each share of New Kensington Common Stock exchanged;

(b)

all shares of Kensington Common Stock that are owned by Kensington as treasury stock, and any shares of Kensington Common Stock owned by Holdco, Merger Sub, the Company or any other direct or indirect wholly owned subsidiary of Holdco (collectively, the “Excluded Shares”) will be automatically cancelled and retired, and will cease to exist and no consideration will be delivered in exchange therefor; and

(c)

each Kensington Warrant that is outstanding immediately prior to the Merger Effective Time will, pursuant to the Kensington Warrant Agreement, cease to represent a right to acquire the number of shares of Kensington Class A Common Stock set forth in such Kensington Warrant and will be converted in accordance with the terms of the Kensington Warrant Agreement, at the Merger Effective Time, into a right to acquire one Holdco Ordinary A Share (a “Holdco Warrant”) on substantially the same terms as were in effect immediately prior to the Merger Effective Time under the terms of the Kensington Warrant Agreement and thereupon be assumed by Holdco.

“Exchange Ratio” means the quotient obtained by dividing (A) (x) $1,400,000,000, divided by (y) the number of Fully-Diluted Company Shares by (B) $10.

Proxy Statement

As promptly as practicable, after the date of the Business Combination Agreement and receipt of the PCAOB Audited Financials, (a) Kensington will prepare and file with the Securities and Exchange Commission (the “SEC”) a proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) to be sent to the Kensington Stockholders relating to the Kensington Stockholders’ Meeting to be held to consider approval and adoption of (A) the Business Combination Agreement and the Merger, (B) the issuance of New Kensington Common Stock as contemplated by the Business Combination Agreement, (C) the amendment of the Kensington Organizational Documents and (D) any other proposals the parties deem necessary to effectuate the Exchanges, the Merger and the other Transactions (collectively, the “Kensington Proposals”) and (b) Holdco, the Company and Kensington will prepare, and Holdco will file with the SEC a registration statement on Form F-4 (the “F-4 Registration Statement”), in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the Holdco Ordinary A Shares and Holdco Warrants to be issued in the Merger.

Stock Exchange Listing

The Company, Holdco and Kensington will use their respective reasonable best efforts to cause the Holdco Ordinary A Shares and Holdco Warrants issuable in the Merger and the Holdco Ordinary A Shares that will become issuable upon the exercise of the Holdco Warrants to be approved for listing on The New York Stock Exchange prior to Closing. The Company, Holdco and Kensington will use their respective reasonable best efforts to cause the Kensington Units, Kensington Class A Common Stock and Kensington Warrants to be delisted from The New York Stock Exchange (or be succeeded by the respective Holdco securities) and to terminate Kensington’s registration with the SEC (or be succeeded by Holdco) as of the Closing Date or as soon as practicable thereafter.

Closing

The Closing will occur as promptly as practicable, but in no event later than three Business Days following the satisfaction or waiver of all of the closing conditions.

Representations, Warranties and Covenants

The Business Combination Agreement contains customary representations, warranties and covenants of (a) the Company, (b) Kensington and (c) Holdco and Merger Sub relating to, among other things, their ability to enter into the Business Combination Agreement and their outstanding capitalization. Kensington has agreed to customary “no shop” obligations subject to a customary “fiduciary out”.

Conditions to Closing

Mutual

The obligations of the Company, Kensington, Holdco and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(a)

the Kensington Proposals have been approved and adopted by the requisite affirmative vote of the Kensington Stockholders in accordance with the Proxy Statement, the DGCL, the Kensington Organizational Documents and the rules and regulations of The New York Stock Exchange;

(b)

no Governmental Authority has enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions, including the Merger;

(c)

all required filings under the HSR Act have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act has expired or been terminated, and any pre-Closing approvals or clearances reasonably required thereunder have been obtained;

(d)	all consents, approvals and authorizations set forth in the Business Combination Agreement have been obtained from and made with all Governmental Authorities;

(e)

the F-4 Registration Statement has been declared effective under the Securities Act. No stop order suspending the effectiveness of the F-4 Registration Statement is in effect, and no proceedings for purposes of suspending the effectiveness of the F-4 Registration Statement have been initiated or be threatened by the SEC; and

(f)

(i) Holdco’s initial listing application with The New York Stock Exchange, in connection with the Transactions has been conditionally approved and, immediately following the Closing, Holdco satisfies any applicable initial and continuing listing requirements of The New York Stock Exchange, and Holdco has not received any notice of non-compliance therewith, and (ii) the Holdco Ordinary A Shares to be issued in connection with the Merger have been approved for listing on The New York Stock Exchange, subject to any requirement to have a sufficient number of round lot holders of the Holdco Ordinary A Shares, and the outstanding Holdco Ordinary A Shares are listed on The New York Stock Exchange on the Closing Date.

Kensington

The obligations of Kensington to consummate the Transactions are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a)

the representations and warranties of the Company contained in the sections titled (i) Organization and Qualification; Subsidiaries, (ii) Capitalization, (iii) Authority Relative to the Business Combination Agreement and (iv) Brokers in the Business Combination Agreement are each true and correct in all material respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date. All other representations and warranties of the Company contained in the Business Combination Agreement will be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (A) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date and (B) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect;

(b)

the Company, Holdco and Merger Sub have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Effective Time;

(c)	the Company has delivered to Kensington a customary officer’s certificate, dated the date of the Closing, certifying as to the satisfaction of certain conditions;

(d)	no Company Material Adverse Effect has occurred between the date of the Business Combination Agreement and the Closing Date; and

(e)	the Company has delivered to Kensington the PCAOB Audited Financials.

The Company

The obligations of the Company to consummate the Transactions are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:

(a)

the representations and warranties of Kensington contained in the sections titled (i) Corporation Organization (ii) Capitalization, (iii) Authority Relative to the Business Combination Agreement and (iv) Brokers in the Business Combination Agreement are each true and correct in all material respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date. All other representations and warranties of Kensington and Merger Sub contained in the Business Combination Agreement are true and correct (without giving any effect to any limitation as to “materiality” or “Kensington Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (A) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date and (B) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Kensington Material Adverse Effect;

(b)

Kensington has performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Effective Time;

(c)

Kensington has delivered to the Company a customary officer’s certificate (signed by the President of Kensington), dated the date of the Closing, certifying as to the satisfaction of certain conditions;

(d)

other than those persons identified as continuing directors in accordance with the Business Combination Agreement, all members of the Kensington Board have executed written resignations effective as of the Merger Effective Time;

(e)	no Kensington Material Adverse Effect has occurred between the date of the Business Combination Agreement and the Closing Date; and

(f)	the Kensington Cash Amount will be at least two hundred and fifty million dollars ($250,000,000) in the aggregate.

Termination

The Business Combination Agreement may be terminated and the Transactions may be abandoned at any time prior to the Merger Effective Time, notwithstanding any requisite approval and adoption of the Business Combination Agreement and the Transactions by the shareholders or stockholders of the Company or Kensington, respectively, as follows:

(a)	by mutual written consent of Kensington and the Company;

(b)

by Kensington or the Company, if the Merger Effective Time has not occurred prior to the six-month anniversary of the date of the Business Combination Agreement (the “Outside Date”); provided, however, that the Business Combination Agreement may not be terminated by any party (i) that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained in the Business Combination Agreement and such breach or violation is the principal cause of the failure of the conditions to the Merger on or prior to the Outside Date; or (ii) against which any legal proceeding is brought by a party to the Business Combination Agreement for specific performance or injunctive or other forms of equitable relief in connection with the Business Combination Agreement (which prohibition on such party’s right to terminate the Business Combination Agreement will continue throughout the pendency of such legal proceeding);

(c)

by either Kensington or the Company if any Governmental Authority in the United States has enacted, issued, promulgated, enforced or entered any permanent injunction, order, decree or ruling which has become final and nonappealable and has the effect of making consummation of the Transactions, including the Exchanges and the Merger, illegal or otherwise preventing or prohibiting consummation of the Transactions, the Exchanges or the Merger;

(d)	by either Kensington or the Company if any of the Kensington Proposals fails to receive the requisite vote for approval at the Kensington Stockholders’ Meeting;

(e)

by Kensington upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Business Combination Agreement, or if any representation or warranty of the Company, Holdco or Merger Sub has become untrue, in either case such that the conditions set forth in representations and warranties and the agreements and covenants of the Company specified in the conditions to the Merger section of the Business Combination Agreement would not be satisfied (“Terminating Company Breach”); provided that Kensington has not waived such Terminating Company Breach and Kensington is not then in material breach of its representations, warranties, covenants or agreements in the Business Combination Agreement; provided further that, if such Terminating Company Breach is curable by the Company, Holdco or Merger Sub, Kensington may not terminate the Business Combination Agreement under this provision for so long as the Company continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by Kensington to the Company;

(f)

by the Company upon a breach of any representation, warranty, covenant or agreement on the part of Kensington set forth in the Business Combination Agreement, or if any representation or warranty of Kensington will have become untrue, in either case such that the conditions set forth in representations and warranties and the agreements and covenants of Kensington specified in the conditions to the Merger section of the Business Combination Agreement would not be satisfied (“Terminating Kensington Breach”); provided that the Company has not waived such Terminating Kensington Breach and the Company is not then in material breach of its representations, warranties, covenants or agreements in the Business Combination Agreement; provided, however, that, if such Terminating Kensington Breach is curable by Kensington, the Company may not terminate the Business Combination Agreement under this section for so long as Kensington continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by the Company to Kensington;

(g)

by Kensington if the PCAOB Audited Financials have not been delivered to Kensington by the Company on or before the date that is thirty (30) days from the date of the Business Combination Agreement; or

(h)	by the Company if the Minimum Cash Condition becomes incapable of being satisfied at the Closing.

Effect of Termination

If the Business Combination Agreement is terminated, the agreement will forthwith become void, and there will be no liability under the Business Combination Agreement on the part of any party to the Business Combination Agreement, except as set forth in the Business Combination Agreement or in the case of termination subsequent to a willful material breach of the Business Combination Agreement by a party thereto.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the full text of the Business Combination Agreement filed with this Current Report on Form 8-K. The Business Combination Agreement is included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Kensington, the Company or the other parties thereto. In particular, the assertions embodied in representations and warranties by Kensington, the Company and Holdco and Merger Sub contained in the Business Combination Agreement are qualified by information in the disclosure schedules provided by the parties in connection with the signing of the Business Combination Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, investors and security holders should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about Kensington, the Company, Holdco or Merger Sub.

Exchange Agreement

Concurrently with the execution of the Business Combination Agreement, Holdco, the Company and the holders of the Company Ordinary Shares and the holders of the Company Convertible Notes (such holders collectively, the “Company Shareholders”) entered into a Contribution and Exchange Agreement (the “Exchange Agreement”), under which Kensington is a third-party beneficiary. Pursuant to the Exchange Agreement, (i) each holder of Company Convertible Notes will, prior to the Exchange Effective Time, convert its Company Convertible Notes into Company Ordinary Shares (the “Convert Exchange”); and (ii) following the Convert Exchange, each holder of Company Ordinary Shares will contribute its Company Ordinary Shares to Holdco in exchange for Holdco Ordinary Shares in accordance with the Exchange Ratio and the Company will become a wholly-owned subsidiary of Holdco (the “Ordinary Exchange,” and together with the Convert Exchanges, the “Exchanges”).

The foregoing description of the Exchange Agreement is qualified in its entirety by reference to the full text of the form of Exchange Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Kensington Capital Sponsor II LLC (the “Sponsor”), Kensington, Holdco and the Company entered into a Sponsor Support Agreement , dated June 9, 2021 (the “Sponsor Support Agreement”), pursuant to which, among other things: (i) the Sponsor reaffirmed its obligations in existing arrangements with Kensington to vote in favor of each of the proposals to be voted upon at the meeting of Kensington stockholders in connection with the business combination, including approval of the Business Combination Agreement and the transactions contemplated thereby; and (ii) the Sponsor has waived any adjustment to the conversion ratio set forth in the governing documents of Kensington or any other anti-dilution or similar protection with respect to the shares of Kensington’s Class B common stock that may result from the transactions contemplated by the business combination.

The foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is filed as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Registration Rights and Lock-Up Agreement

Pursuant to the Business Combination Agreement, at the Closing, Kensington, Holdco, Kensington Capital Sponsor II LLC (the “Original Holder”) and the shareholders of the Company (the “New Holders” and, collectively with the Original Holder, the “Holders”) will enter into a Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”) substantially in the form set forth in the Business Combination Agreement. Pursuant to the terms of the Registration Rights and Lock-Up Agreement, Holdco will be obligated to file a registration statement to register the resale of certain securities of Holdco held by the Holders. In addition, pursuant to the terms of the Registration Rights and Lock-Up Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand at any time or from time to time, that Kensington file a registration statement on Form F-3 (or on Form F-1 if Form F-3 is not available) to register the securities of Holdco held by such Holders. The Registration Rights and Lock-Up Agreement also provides the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The securities held by each of the New Holders and the Original Holder will be locked-up for one year following the Closing, subject to earlier release if (i) the reported last sale price of Holdco’s ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (ii) if Holdco consummates a liquidation, merger, stock exchange or other similar transaction after the Closing which results in all of Holdco’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

The foregoing description of the Registration Rights and Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights and Lock-Up Agreement, a copy of which is filed as Exhibit 10.3 to this Current Report on Form 8-K, and incorporated herein by reference.

Subscription Agreements

In connection with the execution of the Business Combination Agreement, effective as of June 9, 2021, Holdco and Kensington entered into separate subscription agreements (each, a “Subscription Agreement”) with a number of investors (each a “Subscriber”), pursuant to which the Subscribers agreed to purchase, and Holdco agreed to issue to the Subscribers, an aggregate of 10,000,000 Holdco Ordinary A Shares (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $100 million, in a private placement (the “PIPE”). Certain officers and directors of Kensington and their affiliates have subscribed for approximately 2,500,000 PIPE Shares pursuant to the Subscription Agreements.

The closing of the sale of the PIPE Shares pursuant to the Subscription Agreement is contingent upon, among other customary closing conditions, the substantially concurrent consummation of the Transactions. The purpose of the PIPE is to raise additional capital for use by the combined company following the Closing.

Pursuant to the Subscription Agreements, Holdco agreed, among other things, that, within 30 calendar days after the consummation of the Transactions (the “Filing Deadline”), Holdco will file with the SEC (at Holdco’s sole cost and expense) a registration statement registering the resale of the PIPE Shares (the “Resale Registration Statement”), and Holdco will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the form of the Subscription Agreement, a copy of which is filed as Exhibit 10.4 to this Current Report on Form 8-K and incorporated herein by reference.

Employee Lock-Up Agreements

On June 9, 2021, Kensington entered into separate Employee Lock-Up Agreements with certain employees of the Company (the “Employees”), including the Company’s executive officers. The Employee Lock-Up Agreements provide that the securities of Holdco owned of record or beneficially by the Employees (including certain securities that may be granted or issued to an Employee after the Closing) (collectively, the “Lock-Up Shares”) may generally not be transferred for one year after the Closing (the “Lock-Up Period”), subject to certain exceptions.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The securities of Holdco that may be issued in connection with the Subscription Agreements will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01. Regulation FD Disclosure.

On June 9, 2021, Kensington and the Company issued a joint press release announcing the execution of the Business Combination Agreement and announcing that Kensington and the Company will hold a conference call on June 9, 2021 at 8:30 a.m. Eastern Time (the “Conference Call”). A copy of the press release, which includes information regarding participation in the Conference Call, is attached hereto as Exhibit 99.1 and incorporated herein by reference. The script that Kensington and the Company intend to use for the Conference Call is attached hereto as Exhibit 99.2 and incorporated herein by reference. Such exhibits and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Attached as Exhibit 99.3 to this Current Report on Form 8-K and incorporated herein by reference is the form of presentation to be used by Kensington in presentations for certain of Kensington’s stockholders and other persons. Such exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Important Information and Where to Find It

In connection with the Transactions, Holdco intends to file a registration statement on Form F-4, including a proxy statement/prospectus (the “Registration Statement”), with the SEC, which will include a preliminary proxy statement to be distributed to holders of Kensington’s common stock in connection with Kensington’s solicitation of proxies for the vote by Kensington’s stockholders with respect to the Transactions and other matters as described in the Registration Statement and a prospectus relating to the offer of the securities to be issued to the Company’s stockholders in connection with the Transactions. After the Registration Statement has been filed and declared effective, Kensington will mail a definitive proxy statement/prospectus, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Kensington, the Company and the Transactions. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Kensington through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Kensington Capital Acquisition Corp., 1400 Old Country Road, Suite 301, Westbury, NY 11590.

Participants in the Solicitation

Kensington and the Company and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Transactions. Information about the directors and executive officers of Kensington is set forth in its Registration Statement on Form S-1, as amended. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement and other relevant materials to be filed with the SEC regarding the Transactions when they become available. Stockholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K includes, or incorporates by reference, certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity, expectations and timing related to product development, potential benefits of the Transactions, and expectations related to the terms and timing of the Transactions. These statements are based on various assumptions and on the current expectations of Kensington’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Kensington and the Company. These forward looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the outcome of judicial proceedings to which Kensington or the Company may become a party (including any legal proceedings that may be instituted against Kensington or the Company following announcement of the Transactions); the inability of the parties to successfully or timely consummate the Transactions or to satisfy the other conditions to the closing of the Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the stockholders of Kensington for the Transactions is not obtained; failure to realize the anticipated benefits of the Transactions, including as a result of a delay in consummating the Transactions or difficulty in, or costs associated with, integrating the businesses of Kensington and the Company; the amount of redemption requests made by Kensington’s stockholders; the occurrence of events that may give rise to a right of one or both of Kensington and the Company to terminate the Business Combination Agreement; risks related to the rollout of the Company’s business, the development and performance of the Company’s products, and the timing of expected business milestones; the risk that the Transactions disrupt Kensington’s or the Company’s current plans and operations as a result of the announcement of the Transactions; the ability to grow and manage growth following the Transactions; the effects of competition on the Company’s future business; and those factors discussed in Kensington’s Registration Statement on Form S-1, as amended, under the heading “Risk Factors,” and other documents of Kensington filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Kensington nor the Company presently do not know or that Kensington and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Kensington’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. Kensington and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Kensington and the Company may elect to update these forward-looking statements at some point in the future, Kensington and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Kensington’s or the Company’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01. Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit No.	Exhibit

2.1	Business Combination Agreement, dated as of June 9, 2021, by and among Holdco, Kensington, Merger Sub and the Company.

10.1	Form of Exchange Agreement.

10.2	Sponsor Support Agreement, dated as of June 9, 2021, by and among Sponsor, Kensington, Holdco and the Company.

10.3	Form of Registration Rights and Lock-Up Agreement.

10.4	Form of Subscription Agreement.

10.5	Form of Employee Lock-Up Agreement.

99.1	Press Release, dated June 9, 2021.

99.2	Conference Call Script.

99.3	Form of Investor Presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 9, 2021

KENSINGTON CAPITAL ACQUISITION CORP. II

By:	/s/ Daniel Huber
	Name:	Daniel Huber
	Title:	Chief Financial Officer